Wefunder - Midnight Harvest

Matthew Hall
to leelanauscf
May 26 Details

Michelle,

Here's the link to see how this all plays out with equity crowdfunding.

Please do not forward this link but should you have other people interested or may be of interest I'd be happy to email them directly.

Thank you again!

Matt

https://wefunder.com/midnight.harvest.llc/

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Reply   Forward